Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I
(Form Type)

QIWI PLC
(Name of Issuer)

Dalliance Services Company
(Name of Filing Person (Offeror))

Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$-		0.0000927	$-
Fees Previously Paid	$25,000,000	(1)		$2,317.50	(2)
Total Transaction Valuation	$25,000,000	(1)
Total Fees Due for Filing				$2,317.50	(2)
Total Fees Previously Paid				$2,317.50	(2)
Total Fee Offsets				$-
Net Fee Due				$0.00

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $25.0 million in aggregate value of Class B ordinary shares of QIWI PLC.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction. The fee of $2,317.50 was paid in connection with the filing of the Schedule TO by the Offeror on July 7, 2022.